December 19, 2011

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed May 5, 2011
Form 10-Q for the Quarterly Period ended June 30, 2011
Filed August 4, 2011
Form 10-Q for the Quarterly Period ended September 30, 2011
Filed November 3, 2011
File No. 1-06523

Dear Ms. Hayes:

We have received and reviewed your letter dated December 2, 2011. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 8

Item 1A. Risk Factors

Adverse changes to our credit ratings from the major credit rating agencies could have a material adverse effect on our liquidity, cash flows, competitive position…, page 8

1.
We note your response to comment one in our letter dated August 2, 2011 as well as the statements in your Form 10-Q for the period ended September 30, 2011. In future filings please disclose the additional collateral and termination payments that you may be required to post as a result of a one and two notch downgrade in your credit rating. We note that this information is included in note 4 to the financial statements and continue to believe that this information should be included in the risk factor discussion as it will assist an investor in understanding the risk and potential consequences.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
December 19, 2011

Response:
In future Form 10-K filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and, where material, to the extent Risk Factors disclosure is appropriate for Form 10-Q filings, in future Form 10-Q filings, we will disclose the additional collateral and termination payments that we may be required to post as result of a one and two notch downgrade in the Corporation's credit ratings.

Exhibits

2.
We note your response to comment three from our letter dated August 2, 2011. We disagree with your position that these agreements were entered into in the ordinary course of business. While bulk settlements occurred in prior years, such settlements of this magnitude do not ordinarily accompany your business and therefore are not entered into the ordinary course. Please file the agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response: We will file the agreements as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Counterparty Credit Risk Valuation Adjustments

Non-U.S. Portfolio, page 115

3.
We refer to Table 58 on page 118 which provides information about your exposure to selected European countries. We note that footnote six to your table indicates that the credit default protection column represents the net notional credit default protection purchased to hedge derivative assets. We are unclear as to why you would only disclose the net notional amount of these instruments as opposed to the fair values given that the derivative assets that they are hedging are presented at fair value in your table. Please revise your future filings to also disclose the fair values of the net credit default protection purchased. Additionally, please disclose the fact that losses could still result in your positions even if there is purchased credit protection because the purchased credit protection contracts only pay out under certain scenarios and thus not all losses may be covered by the credit protection.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
December 19, 2011

Response:
In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, we will disclose the fair values of the net credit default protection purchased. Additionally, we will disclose in future filings the fact that losses could still result even if there is credit default protection purchased because the purchased credit protection contracts only pay out under certain scenarios and thus not all losses may be covered by the credit protection contracts. The effectiveness of our credit default swap (“CDS”) protection as a hedge of these risks is influenced by a number of factors, including the contractual terms of the CDS. Generally, only the occurrence of a credit event as defined by the CDS terms (which may include, among other events, the failure to pay by, or restructuring of, the reference entity) results in a payment under the purchased credit protection contracts. The determination as to whether a credit event has occurred is made by the relevant ISDA Determination Committee (comprised of various ISDA member firms) based on the terms of the CDS and facts and circumstances for the event. Accordingly, uncertainties exist whether any particular strategy or policy action for addressing the European debt crisis would constitute a credit event under the CDS. Most recently the question of whether a voluntary restructuring of certain European debt that does not bind all holders has been viewed as unlikely to trigger a credit event under CDS terms.

Notes to the Financial Statements

Note 9 - Representations and Warranties Obligations and Corporate Guarantees, page 198

Rescission Notices, page 202

4.
We note your response to comment nine of our letter dated August 2, 2011 as well as your disclosure on page 202 regarding FNMA's new policy related to mortgage insurance rescissions. Given the potential impact that this policy could have on your pipeline of repurchase claims and your representations and warranties liability, please revise your future filings to provide some level of quantitative disclosure regarding your mortgage insurance rescissions, including number and amount of unresolved mortgage rescissions notices as well as the manner in which mortgage rescission notices have been resolved (e.g., acceptance, reinstatement of coverage, settlement, etc.). This disclosure can be in a format similar to what you provided in your response to prior comment 28(g) of our letter dated June 6, 2011.

Response: The number and amount of unresolved mortgage rescission notices are highly confidential and propriety information, which should remain confidential. In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, we will provide quantitative disclosure regarding our mortgage insurance rescissions (e.g. percentages), including the percentage of unresolved mortgage rescission notices, as well as the manner in which mortgage rescission notices have been resolved.

In addition, we acknowledge the SEC's question as discussed on December 9, 2011 regarding news reports of the Corporation's participation in the following Federal Reserve-sponsored funding programs during 2008-2009: the Term Auction Facility, the Commercial Paper Funding Facility, the Primary Dealer Credit Facility, and the Term Securities Lending Facility. Below, we provide our response to the SEC's question which was:

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
December 19, 2011

We have been made aware through various news reports that you may have accessed various the Term Auction Facility, the Commercial Paper Funding Facility, the Primary Dealer Credit Facility, and the Term Securities Lending Facility, which were Federal Reserve-sponsored programs during 2008 - 2009. We note from your disclosures during these periods that you appear to disclose the availability of these programs and in some cases you have participated in the programs. But you do not appear to have provided quantitative information as to the level or amount of borrowings under these programs. To the extent that you had borrowings under these programs during these periods, please tell us how you concluded that additional quantitative and qualitative disclosures about your participation in the programs were not required. Additionally, please provide your analysis as to whether you believe that participation in these programs instituted a form of federal financial assistance such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06(c).

Participation in Government-Sponsored Funding Programs

As the Corporation disclosed in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q during 2008 - 2009, the Corporation accessed the Term Auction Facility (TAF), the Commercial Paper Funding Facility (CPFF), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF, and together with the TAF, CPFF and PDCF, the Programs). The Corporation's borrowings under the Programs at December 31, 2008, March 31, 2009 and June 30, 2009, are detailed on Exhibit A1. The Programs were designed by the Federal Reserve and other supervisory authorities to help foster liquidity and continued market functioning during a period of historically significant stressed systemic, macroeconomic risk.

The Corporation's participation in the Programs was precautionary, not necessary. As noted in Exhibit A, the Corporation's borrowings under the Programs at December 31, 2008, March 31, 2009 and June 30, 2009 were approximately 13%, 16%, and 5%, respectively, of the quarterly average of all of the Corporation's short-term borrowings in the related quarter. The Corporation's utilization of these Programs did not exceed its otherwise available supply of unencumbered, highly liquid assets. During the periods when the Corporation accessed the Programs it retained access to, and in fact accessed, multiple other sources of short-term and long-term funding. The temporary liquidity and funding provided by the Programs was helpful to the Corporation and the markets broadly. Obtaining funding under reasonable terms was a prudent action from a liquidity risk management perspective.

Federally sponsored programs that provide liquidity or funding to banking and other financial organizations have taken, and continue to take, many forms. In general, these relationships are not controversial, and program-level disclosure is not warranted. Insured banking organizations and their affiliates have multiple and complex relationships with governmental agencies, some of which are supervisory in nature, and others of which concern governmental agencies in a role similar to a private market participant. For example, eligible organizations may pool FHA-insured and VA-guaranteed residential mortgage loans with Ginnie Mae in return for Mortgage-Backed Securities supported by the full faith and credit of the United States. In addition to this, qualified sellers may deliver conforming mortgage loans into Fannie Mae and Freddie Mac on relatively favorable terms, and this has continued since the initiation of each enterprise's conservatorship by the Federal Housing Finance Agency. Also, the Federal Home Loan Bank system provides funding secured by eligible residential mortgage loans to member banks.

1 These are the only quarter-ends at which Bank of America Corporation had outstanding advances under the Programs. Please refer to footnote 3 below concerning Merrill Lynch & Co., Inc.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
December 19, 2011

The Corporation's Disclosure of the Programs

The Corporation concluded that the salient information that needed to be conveyed to our investors was:

•	the existence of the ongoing financial crisis and economic slowdown and related risks to the Corporation, including risks to its funding and liquidity position,

•	the U.S. government and regulatory response to the systemic macroeconomic risks presented by the ongoing financial crisis, including the establishment of the Programs,

•
the availability of the Programs to the Corporation and the fact that the Corporation had accessed the Programs during certain periods and subsequently was no longer accessing the Programs (for the Annual Report on Form 10-K for the fiscal year ended December 31, 2009), and

•	the Corporation's liquidity position, including its aggregate short-term borrowings.

The Corporation provided disclosure regarding the ongoing financial crisis and economic slowdown during the periods under discussion, including the risks of continued instability and volatility in the financial markets and the corresponding potential impact on the Corporation's funding and liquidity. Examples of this disclosure are provided on Exhibit B.

In this context, the Corporation provided qualitative disclosure concerning the salient features of each of the Programs, its participation in the Programs, and its exit from the Programs in its Annual Reports on Form 10-K and, as applicable, Quarterly Reports on Form 10-Q for the periods under discussion. Examples of this disclosure are also provided on Exhibit B. Additionally, the Corporation provided quantitative disclosure regarding its use of short-term funding generally, segregated according to standard market metrics in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q during the periods under discussion. In accordance with Industry Guide 3, Statistical Disclosure by Bank Holding Companies (Industry Guide 3), we provided detailed quantitative disclosure in our Annual Reports on Form 10-K for the 2008 and 2009 fiscal years concerning our short-term borrowings, including for each category of short-term borrowings reported in the financial statements. All borrowings under the Programs were included in our disclosed short-term borrowing metrics. The Corporation also provided other qualitative and quantitative disclosure regarding the Corporation's short-term liabilities and associated liquidity risk management matters in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q during the periods under discussion.

In preparing Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the Corporation focuses on known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition. The most significant information for investors regarding the Programs, which were widely available to and used by U.S. financial institutions during the periods under discussion, was the fact of their existence and their intended purpose to foster liquidity and continued market functioning during a period of historically significant stressed systemic, macroeconomic risk, and the fact that they were available to and used by the Corporation, rather than Program level quantitative detail for the Corporation, particularly considering the insignificance of our participation to the Corporation's overall funding levels and excess liquidity. The Corporation believed that Program specific quantitative disclosure would not have been significant to investors and would have assigned undue prominence both to the liquidity and funding available under the Programs (which was believed to be temporary in nature), and

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
December 19, 2011

the risks of utilizing the Programs (which were perceived by management to be low).

Accordingly, the Corporation's disclosure of the quantitative aspects of the Programs in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q was addressed as constituent elements within the pre-existing categories under the heading “other short-term borrowings” or other relevant category2.

We did not believe that quantitative disclosure of the specific level of borrowings under the Programs, individually or in the aggregate, was material to our investors. Nor was it required, in our view, under U.S. GAAP or SEC rules. Accordingly, we believe that the Corporation's disclosure concerning the Programs, and the Corporation's participation in them, was appropriate.

FRC 501.06.c.

Finally, we do not believe that participation in the Programs constituted a form of federal financial assistance such that additional disclosure would have been required as to its effects pursuant to the guidance in FRC 501.06.c (FRC). The FRC addresses financial assistance in connection with a federally assisted acquisition or restructuring, intended to make the surviving financial institution a viable entity. That was not the case concerning our participation in the Programs. In the words of Federal Reserve Chairman Ben Bernanke in his December 6, 2011 letters to Senators Johnson and Shelby, and Congressmen Bachus and Frank, the Programs were intended to “provide liquidity and to prevent the collapse of the financial system during a period of tremendous financial stress” and that it is misleading to characterize “financial institutions receiving liquidity assistance as insolvent or in 'deep trouble'”, but rather “recipients of these loans generally suffered from [il]liquidity.” Accordingly, the FRC does not create disclosure requirements relating to programs such as the Programs, which were initiated by supervisory authorities to be widely available to a broad range of market participants to help foster liquidity and continued market functioning during a period of historically significant stressed systemic, macroeconomic risk. Additionally, based upon and subject to the foregoing, the Corporation does not believe that the exclusion of quantitative disclosure concerning specific levels of its accessing of the Programs resulted in any reported information becoming materially misleading.

We are mindful of the language in the second paragraph of the FRC stating “If these or any other types of federal financial assistance have materially affected…” (emphasis added). However, this clause is linked to a footnote referring to EITF Abstracts, Issue No. 88-19 (EITF). The EITF solely concerns accounting and related considerations associated with federal government assisted business combination transactions. Accordingly, when read in full context we believe that it is clear that the intended scope of the FRC is limited to federal financial assistance in connection with acquisitions, restructurings, and similar business combination transactions. Moreover, as discussed above, we did not believe that the Programs materially affected our financial condition or results of operation or were reasonably likely to affect our future financial condition or results of operations, particularly in light of alternative funding sources available at the time.

2 We note, for example, that banks reported TAF advances on their Call Reports in Schedule RC under Item 16 “Other borrowed money,” and in Schedule RC-M under Item 5.b “Other borrowings.”

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
December 19, 2011

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Bruce R. Thompson, Chief Financial Officer
    Neil A. Cotty, Chief Accounting Officer
    Gary G. Lynch, Global Chief Legal Compliance & Regulatory Relations Executive
    Edward P. O'Keefe, General Counsel
    Thomas Pirolo, Partner, PricewaterhouseCoopers LLP

Exhibit A

The Corporation's participation in the Programs, and short-term borrowings and long-term debt as of December 31, 2008, March 31, 2009 and June 30, 2009 are outlined in the chart below. The Corporation did not access any liquidity or funding under any Program thereafter.

($ in billions) (% are approximate)	December 31, 2008 [3]	March 31, 2009	June 30, 2009
Term Auction Facility (TAF)	$45.0 (10% of industry usage)	$88.0 (19% of industry usage)	$25.0 (9% of industry usage)
Commercial Paper Funding Facility (CPFF)	$14.9 (4.5% of industry usage)	$—	$—
Primary Dealer Credit Facility (PDCF)	$—	$6.3 (35% of industry usage)	$—
Term Securities Lending Facility (TSLF)	$—	$1.0 (1% of industry usage)	$—
Sum of all Programs	$60.0	$95.4	$25.0
All Short-term Borrowings (quarterly average)	$459.7 (Period-End Programs 13%)	$591.9 (Period-End Programs 16%)	$503.4 (Period-End Programs 5%)
All Long-term Debt (quarterly average)	$255.7	$447.0	$444.1
Sum of Short-term Borrowings and Long-term Debt (quarterly average)	$715.4 (Period-End Programs 8%)	$1,038.9 (Period-End Programs 9%)	$947.5 (Period-End Programs 2.6%)

3 December 31, 2008 amounts are presented for legacy Bank of America Corporation only, and do not include Program usage by legacy Merrill Lynch & Co., Inc. (MER). The Corporation acquired MER on January 1, 2009. Legacy MER had accessed certain Programs as of the quarters ended September 30, 2008 and December 31, 2008. MER's usage of these programs at year-end 2008 was approximately $8 billion for CPFF, $15 billion for PDCF, and $13 billion for TSLF. MER did not utilize TAF.

Exhibit B

In MD&A in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, we disclosed the following (pages 15-16):

Due to liquidity issues in the short-term funding markets, the Federal Reserve implemented a temporary Term Auction Facility (TAF) program in which the Federal Reserve auctions term funds to depository institutions. The TAF is a credit facility that allows a depository institution to place a bid for an advance from its local Federal Reserve Bank at an interest rate that is determined as the result of an auction. By allowing the Federal Reserve to inject term funds through a broader range of counterparties and against a broader range of collateral than open market operations, this facility is aimed to help ensure that liquidity provisions can be disseminated efficiently even when the unsecured interbank markets are under stress. The TAF will typically auction term funds with 28-day or 84-day maturities and is available to all depository institutions that are judged to be in generally sound financial condition by their local Federal Reserve Bank. Additionally, all TAF credit must be fully collateralized. We are currently utilizing the TAF and have pledged residential, commercial mortgage and credit card loans as collateral.

In order to improve the ability of primary dealers to provide financing to participants in the securitization markets in exchange for any tri-party-eligible collateral the Federal Reserve created the Primary Dealer Credit Facility (PDCF). The PDCF provides discount window loans to primary dealers that will settle on the same business day and will mature on the following business day. The rate paid on the loan will be the same as the primary credit rate at the Federal Reserve Bank of New York. In addition, primary dealers will be subject to a frequency-based fee after they exceed 45 days of use. The frequency-based fee will be based on an escalating scale and communicated to the primary dealers in advance. The PDCF will remain available to primary dealers until October 30, 2009 or longer if conditions warrant. During 2008 we utilized this facility.

The Federal Reserve has also established the Term Securities Lending Facility (TSLF), a weekly loan facility, to promote liquidity in U.S. Treasury and other collateral markets and foster the functioning of financial markets. The program offers U.S. Treasury securities held by the System Open Market Account (SOMA) for loan over a one-month term against other program-eligible general collateral. Loans will be awarded to primary dealers based on competitive bidding, subject to a minimum fee requirement. The Open Market Trading Desk of the Federal Reserve Bank of New York will auction general U.S. Treasury collateral (treasury bills, notes, bonds and inflation-indexed securities) held by SOMA for loan against all collateral currently eligible for tri-party repurchase agreements arranged by the Open Market Trading Desk and separately against collateral and investment grade corporate securities, municipal securities, mortgage-backed securities, and asset-backed securities. The Corporation has utilized this facility and has pledged agency mortgage-backed securities and private label mortgage-backed securities as collateral.

In September and October 2008, the Federal Reserve announced the creation of the Asset-Backed Commercial Paper Money Market Mutual Fund Liquidity Facility (AMLF), the Commercial Paper Funding Facility (CPFF) as well as the Money Market Investor Funding Facility (MMIFF). These facilities were created to provide liquidity to the U.S. short-term debt markets in an effort to increase the availability of credit. Under the AMLF, nonrecourse loans are provided to U.S. financial institutions for the purchase of U.S. dollar-denominated high-quality asset-backed commercial paper from money market mutual funds under certain conditions. The program is intended to assist money market funds that hold such paper in meeting demands for redemptions by investors and to foster liquidity in the asset-backed commercial paper market and money markets more generally. Financial institutions will bear no credit risk associated with commercial paper purchased under the AMLF. Under the CPFF, registered issuers will be allowed to sell commercial paper through a primary dealer to the CPFF subject to certain fees. Pricing will be based on whether the commercial paper is secured or unsecured. In addition, there are issuer-based limits on the amount of commercial paper the facility will hold. Upon implementation of the MMIFF, senior secured funding will be provided to a series of special purpose vehicles to finance the purchase of U.S. dollar-denominated certificates of deposit and commercial paper with a remaining maturity of 90 days or less issued by highly-rated financial institutions and from qualifying investors including U.S. money market mutual funds. We have participated in the AMLF and CPFF programs, and continue to evaluate participation in the MMIFF program.

Additionally, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, we provided the following Risk Factor disclosure:

Instability of the U.S. financial system (page 4) - Beginning in the fourth quarter of 2008, the U.S. government has responded to the ongoing financial crisis and economic slowdown by enacting new legislation and expanding or establishing a number of programs and initiatives. The U.S. Treasury, the FDIC and the Federal Reserve Board each have developed programs and facilities… designed to increase inter-bank lending, improve funding for consumer receivables and restore consumer and counterparty confidence in the banking sector…. Congress and the U.S. government continue to evaluate and develop various programs and initiatives designed to stabilize the financial and housing markets and stimulate the economy, including the U.S. Treasury's recently announced Financial Stability Plan.…The failure of these efforts to stabilize the financial markets and a continuation or worsening of current or financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit, or the trading price of our common stock and other equity and debt securities.

Liquidity risk (page 6) - …Our liquidity could be impaired by an inability to access the capital markets or by unforeseen outflows of cash, including deposits. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption, negative views about the financial services industry generally, or an operational problem that affects third parties or us…. Global capital and credit markets have been experiencing volatility and disruption since the second half of 2007, and in the second half of 2008, volatility reached unprecedented levels… As a result of disruptions in the capital and credit markets, we have utilized several of the U.S. government liquidity programs, which are temporary in nature, to enhance our liquidity position.

In addition, we provided disclosure in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 about our continued participation in the various funding programs introduced by the U.S. government and regulatory agencies. We also provided in such Form 10-Qs disclosure regarding the stressed financial market conditions and governmental actions at the time to help stabilize and provide liquidity to the U.S. financial markets as well as our liquidity and the several steps we took to maintain and enhance liquidity.

Moreover, we disclosed our termination of participation in these programs in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 with the following Risk Factor and MD&A disclosure:

Risk Factors:

Our liquidity could be impaired by our inability to access the capital markets on favorable terms (page 8) - Liquidity is essential to our businesses….Our ability to raise certain types of funds as a result of the recent financial crisis has been and could continue to be adversely affected by conditions in the United States and international markets and economies. In 2009, global capital and credit markets continued to experience volatility and disruptions. As a result, we utilized several temporary U.S. government liquidity programs to enhance our liquidity position. Our ability to engage in securitization funding transactions on favorable terms could be adversely affected by continued or subsequent disruptions in the capital markets or other events, including actions by ratings agencies or deteriorating investor expectations.

MD&A:

(page 43) - [W]e have exited or ceased participation in market disruption liquidity programs created by the U.S. government in response to the economic downturn of 2008. We have exited or repaid borrowings under the Term Auction Facility, U.S. Treasury Temporary Liquidity Guarantee Program for Money Market Funds, ABCP Money Market Fund Liquidity Facility, Commercial Paper Federal Funding Facility, Money Market Investor Funding Facility, Term Securities Lending Facility and Primary Dealer Credit Facility.

(page 49) - The U.S. government and joint agencies have introduced various programs to stabilize and provide liquidity to the U.S. financial markets since 2007. We have participated in certain of these initiatives and we repaid our borrowings under U.S. government secured financing programs during 2009.